Exhibit 99.1

Silicon Motion Technology Corporation Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—September 26, 2008—Silicon Motion Technology Corporation (NASDAQ GS: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

Nomura Asia Equity Forum USA 2008

Monday, October 6, 2008 (meetings only; no Webcast)

Omni Berkshire Place – New York, NY

Citi Taiwan Investor Conference 2008

Wednesday, October 8, 2008 (meetings only; no Webcast)

Shangri-La’s Far Eastern Plaza Hotel – Taipei, Taiwan

UBS Globlal Technology and Services Conference

Wednesday, November 19, 2008 at 10:00 a.m. (Eastern Time)

Grand Hyatt New York – New York, NY

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for a limited period of time following the event.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 552 6988 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com.tw